Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1  Name and Address of Company

ROYAL GROUP TECHNOLOGIES LIMITED (the “Company”)
1 Royal Gate Boulevard
Vaughan, Ontario L4L 8Z7

Item 2  Date of Material Change

March 30, 2006

Item 3  News Release

A press release was issued on March 30, 2006 in Toronto, Ontario and disseminated across Canada through the facilities of Canada Newswire.

Item 4  Summary of Material Change

On March 30, 2006, the Company announced that the Board of Directors has received a demand letter from a California law firm, on behalf of a shareholder of the Company, asking that that the Company commence a lawsuit against Vic De Zen, Douglas Dunsmuir, Ronald Goegan and Gary Brown, former officers of the Company, for breach of fiduciary duties arising from alleged mismanagement and self-dealing. The demand letter further asks that lawsuits be commenced against all former and current senior officers and directors of the Company since January 1998 for not seeking reimbursement from the above individuals. The demand letter puts the Company on notice that if the Board of Directors does not comply with the request, a court application will be filed for leave to bring a derivative action in the name of, and on behalf of, the Company under the Canada Business Corporations Act. The Company's Audit Committee will review the request made in the demand letter and will make a recommendation to the Board of Directors.

As set out in the Company's March 24, 2005 press release and its April 22, 2005 Management Circular, Mr. De Zen agreed that the full amount of the gain earned by all parties, including himself, on the Vaughan West Lands transaction ($6.5 million) plus interest ($2.2 million) would be paid to the Company. Mr. De Zen agreed to make this payment himself. This payment obligation was satisfied upon the conversion of his multiple voting shares on a one-for-one basis (i.e., without a premium), which occurred on June 22, 2005. Mr. De Zen has further repaid to the Company approximately $1.13 million with respect to bonuses received for fiscal 2002. A component of the overall agreement reached with Mr. De Zen included the Company releasing Mr. De Zen from any potential claims the Company may have that it was currently aware of.

As has been reported in the news, a putative class action shareholder lawsuit alleging oppression and negligent misrepresentation against the Company and eight former and current officers and directors of the Company has been filed in Ontario by the Canadian Commercial Workers Industry Pension Plan ("CCWIPP"). The suit seeks damages of $700 million and punitive damages of $300 million. CCWIPP had previously attempted to bring a class action lawsuit in the U.S. against the Company which was dismissed without prejudice on the basis that the lawsuit should be brought before a Canadian court. The proposed class in the Ontario lawsuit would include all persons who purchased or otherwise acquired securities of the Company from February 26, 1998 to October 18, 2004. The Company has not been served yet with a copy of the suit. The Company understands that the suit alleges, among other things, that the Company failed to disclose certain related-party transactions.

As the Company has previously stated, it will not provide further public comment on such suits filed against the Company, but will deal with them through the appropriate legal process.

Item 5  Full Description of Material Change

Please see the press release attached hereto as Schedule “A”.

Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7  Omitted Information

Not applicable.

Item 8  Executive Officer

For further information, please contact:

Scott D. Bates
Vice-President, General Counsel and Corporate Secretary
Tel: (905) 264-0701
Fax: (905) 264-0702

Item 9  Date of Report

March 31, 2006

SCHEDULE “A”

Ontario Class Action Suit Filed Against Royal Group and
Notice of Possible Derivative Action Received

TORONTO, March 30 /CNW/ - Royal Group Technologies Limited (RYG - TSX; NYSE) today announced that the Board of Directors has received a demand letter from a California law firm, on behalf of a shareholder of the Company, asking that that the Company commence a lawsuit against Vic De Zen, Douglas Dunsmuir, Ronald Goegan and Gary Brown, former officers of the Company, for breach of fiduciary duties arising from alleged mismanagement and self-dealing. The demand letter further asks that lawsuits be commenced against all former and current senior officers and directors of the Company since January 1998 for not seeking reimbursement from the above individuals. The demand letter puts the Company on notice that if the Board of Directors does not comply with the request, a court application will be filed for leave to bring a derivative action in the name of, and on behalf of, the Company under the Canada Business Corporations Act. The Company's Audit Committee will review the request made in the demand letter and will make a recommendation to the Board of Directors.

As set out in the Company's March 24, 2005 press release and its April 22, 2005 Management Circular, Mr. De Zen agreed that the full amount of the gain earned by all parties, including himself, on the Vaughan West Lands transaction ($6.5 million) plus interest ($2.2 million) would be paid to Royal Group. Mr. De Zen agreed to make this payment himself. This payment obligation was satisfied upon the conversion of his multiple voting shares on a one-for-one basis (i.e., without a premium), which occurred on June 22, 2005. Mr. De Zen has further repaid to the Company approximately $1.13 million with respect to bonuses received for fiscal 2002. A component of the overall agreement reached with Mr. De Zen included the Company releasing Mr. De Zen from any potential claims the Company may have that it was currently aware of.

As has been reported in the news, a putative class action shareholder lawsuit alleging oppression and negligent misrepresentation against the Company and eight former and current officers and directors of the Company has been filed in Ontario by the Canadian Commercial Workers Industry Pension Plan ("CCWIPP"). The suit seeks damages of $700 million and punitive damages of $300 million. CCWIPP had previously attempted to bring a class action lawsuit in the U.S. against the Company which was dismissed without prejudice on the basis that the lawsuit should be brought before a Canadian court. The proposed class in the Ontario lawsuit would include all persons who purchased or otherwise acquired securities of the Company from February 26, 1998 to October 18, 2004. Royal Group has not been served yet with a copy of the suit. The Company understands that the suit alleges, among other things, that the Company failed to disclose certain related-party transactions.

As the Company has previously stated, it will not provide further public comment on such suits filed against the Company, but will deal with them through the appropriate legal process.

Royal Group Technologies is a leading producer of innovative, attractive, durable and low-maintenance home improvement and building products, which are primarily utilized in both the renovation and new construction sectors of the North American construction industry. Royal

Group is the recipient of several industry awards for product innovation. The company has manufacturing operations located throughout North America in order to provide industry-leading service to its extensive customer network. Additional investment information is available on Royal Group's web site at www.royalgrouptech.com under the "Investor Relations" section.

The information in this document contains certain forward-looking statements with respect to Royal Group Technologies Limited, its subsidiaries and affiliates. These statements are often, but not always made through the use of words or phrases such as "expect", "should continue", "continue", "believe", "anticipate", "suggest", "estimate", "contemplate", "target", "plan", "budget", "may", "will", "schedule" and "intend" or similar formulations. By their nature, these forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant, known and unknown, business, economic, competitive and other risks, uncertainties and other factors affecting Royal specifically or its industry generally that could cause actual performance, achievements and financial results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include the ongoing shareholder value maximization process and its outcome; the ongoing internal review and investigations by the Audit Committee of the Board of Directors and its outcome; the negative impact that may be caused by the delay in filing of Royal Group's 2005 financial statements, including, without limitation, a breach by Royal Group of its banking agreement, an adverse effect on Royal Group's business and the market price of its publicly traded securities, and a breach by Royal Group of the continued listing requirements of the New York Stock Exchange and Toronto Stock Exchange; fluctuations in the level of renovation, remodelling and construction activity; changes in product costs and pricing; an inability to achieve or delays in achieving savings related to the cost reductions or increases in revenues related to sales price increases; the sufficiency of our restructuring activities, including the potential for higher actual costs to be incurred in connection with restructuring activities compared to the estimated costs of such actions; the ability to recruit and retain qualified employees; the level of outstanding debt and our current debt ratings; Royal's ability to maintain adequate liquidity and refinance its debt structure by December 31, 2006, the expiry date of its current bank credit facility; the ability to meet the financial covenants in our credit facilities; changes in product mix; the growth rate of the markets into which Royal's products are sold; market acceptance and demand for Royal's products; changes in availability or prices for raw materials; pricing pressures resulting from competition; difficulty in developing and introducing new products; failure to penetrate new markets effectively; the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory risks; difficulty in preserving proprietary technology; adverse resolution of any litigation, investigations, administrative and regulatory matters, intellectual property disputes, or similar matters; changes in securities or environmental laws, rules and regulations; currency risk exposure and other risks described from time to time in publicly filed disclosure documents and securities commission reports of Royal Group Technologies Limited and its subsidiaries and affiliates. In view of these uncertainties we caution readers not to place undue reliance on these forward-looking statements. Statements made in this document are made as of March 30, 2006 and Royal disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.

For further information: Mark Badger, Vice President of Marketing and Corporate Communications, Royal Group Technologies Limited, Phone: (905) 264-0701